UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 2, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly held company

CNPJ/MF 02.421.421/0001-11

NIRE 33.300.324.631

MATERIAL FACT

Reverse Split and Split Operation

Beginning of the Position Adjustment Period

TIM S.A. ("Company") (B3: TIMS3 and NYSE: TIMB), in accordance with and for the purposes of the provisions of article 157, paragraph 4, of Law No. 6,404/1976, and CVM Resolution No. 44/2021, in continuity with the Material Facts disclosed on February 24, 2025 and, in particular, on March 27, 2025, which announced the approval at the Annual and Extraordinary Shareholders' Meeting ("AEGM") of the proposal to reverse split all common shares issued by The Company, in the ratio of 100 (one hundred) shares to 1 (one) share, and subsequent split, so that 1 (one) grouped share corresponds to 100 (one hundred) shares, without changing the Company's capital stock ("Transaction"), hereby informs its shareholders and the market in general as follows:

At a meeting of the Company's Board of Executive Officers held on June 2, 2025, the procedures for the implementation of the Transaction were approved and the period between June 3, 2025 (inclusive) and July 2, 2025 (inclusive) was defined, totaling thirty (30) days, so that shareholders holding common shares of the Company may, if applicable, compose its shareholding positions in whole lots and multiples of 100 (one hundred) shares, at its own discretion, in order to ensure the ownership of a whole number of shares as a result of the Transaction ("Position Adjustment Period").

Purpose of the Operation. The Transaction has the following objectives: (a) to increase liquidity in the trading of shares issued by the Company, increasing the number of shares effectively traded, (b) to reduce the operating and administrative expenses resulting from the Company's current shareholding structure, (c) to provide greater efficiency in the management of its shareholder base, (d) to provide greater efficiency in the distribution of earnings, (e) increase the efficiency of the book-entry and custody share registration systems, and (f) improve the provision of information to shareholders.

ADR Program. As approved at the AEGM, the Transaction will not affect the securities traded in the American Depositary Receipt (ADR), and the Depositary Bank will be responsible for recomposing the number of local shares underlying the Company's ADR program, in such a way as to keep the ADR balance unchanged. After the Transaction, the ADRs issued by the Company will continue to be traded at the ratio of five (5) common shares to one (1) ADR.

Completion of the Operation. The Transaction will be effective on the business day following the end of the Position Adjustment Period, that is, on July 3, 2025, with no change in the Company's capital stock. As of July 3, 2025 (inclusive), the shares will be traded as ex-reverse split and ex-split.

Once the Position Adjustment Period has ended, shareholders who own fractions of shares resulting from the Transaction will be subject to the procedure set forth below:

Treatment of Fractions. The fractions of shares held by shareholders who have not adjusted their position to multiples of 100 (one hundred) shares will be grouped into whole numbers and sold at auction, to be held at B3 S.A. – Brasil, Bolsa e Balcão in the name of the holders of the fractions ("Auction"). The net proceeds obtained from the sale of these shares will be apportioned and distributed proportionally among all holders of the fractions of shares, on a date and in a manner to be timely informed by the Company as follows:

(a) Shareholders with complete registration data: the amounts will be deposited in the checking account indicated in the respective shareholder's registration.

(b) shareholders with shares deposited in the Central Depository of B3: the amounts will be credited directly to the Central Depository, which will be responsible for transferring them to the respective shareholder through its custody agent; and

(c) other shareholders not identified or without complete registration data: the amounts will be available to the Company, for the legal period, for receipt by the respective holder upon provision of complete registration data.

The funds allocated to investors (residents and non-residents) may be subject to income tax on any gains, which will be taxed as "net gains", according to current legislation. There may be a case of exemption according to the nature of the investor. Thus, the appropriate tax treatment must be identified directly by the respective shareholders and their advisors.

The Company will disclose, in due course, the date of the Auction and the date on which the net proceeds resulting from the Auction will be made available to the holders of the fractions of shares.

Rio de Janeiro, June 2, 2025.

TIM S.A.

Alberto Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: June 2, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer